SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED
4th Floor, Forum House
Grenville Street
St. Helier
Jersey JE2 4UF
Channel Islands

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F        X          Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No        X

The Exhibit Index to this Form 6-K is located on page 3.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

Date: November 25, 2002	By: /s/ Frederick W. Bradley, Jr. Frederick W. Bradley, Jr. Director

EXHIBIT INDEX

Title of Document

Aircraft Lease Portfolio Securitisation 92-1 Limited - Notice to Security Trustee of Breach of Covenant or Provision, dated November 13, 2002

Aircraft Lease Portfolio Securitisation 96-1 Pass Through Trust Statement to Certificateholders dated November 15, 2002

Aircraft Lease Portfolio Securitisation 92-1 Limited - Press Release dated November 19, 2002

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED (THE COMPANY):
DEED OF CHARGE, ASSIGNMENT AND PRIORITIES DATED 27 JUNE 1996
(THE DEED OF CHARGE)

Notice to Security Trustee of Breach of Covenant or Provision

13 November 2002

1.         We refer to Clause 10.01(e) of the Deed of Charge, which requires the Company to give notice to the Security Trustee of any breach (of which it has knowledge) by the Company, any ALPS Subsidiary, any Special Lessor or certain other parties of any of the covenants or provisions contained in the Relevant Documents.

2.         Clause 10.10(d) of the Deed of Charge requires the Company to approve for sale sufficient Aircraft to meet the Trust Note Sales Goals, which are as follows:

Aircraft to be Sold (measured by Initial Appraised Values as of 3 June	Date by which Sales Goals are to be Satisfied

$ 65,000,000	27 June 2001
$130,000,000	27 June 2002
$200,000,000	27 June 2003
$454,950,000	27 June 2004

3.         The Company was in compliance with, and had exceeded, the first Trust Note Sales Goal as of 27 June 2001, and was required to sell a further $54,330,000 worth of Aircraft (measured by Initial Appraised Value as of 3 June 1996) in order to be in compliance with the Trust Note Sales Goal as of 27 June 2002.

4.         As discussed in the ALPS Annual Report and in the ALPS Press Releases of 14 June 2002 and 7 November 2002, the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the June 2002 Trust Note Sales Goal, following an extensive marketing effort by the Servicer, the Company had entered into agreements to sell a Boeing 737-300 Aircraft (on lease to Malev) and an Airbus A320-200 Aircraft (on lease to Air Canada) to two separate purchasers by 27 June 2002.

5.          The sale of the Boeing 737-300 Aircraft was completed on 1 October 2002. However, despite extensive efforts to complete the sale of the A320-200 Aircraft, the Company was informed by the purchaser on 5 November 2002 that it had decided to not go forward with the transaction, for reasons outside the Company's control. The Servicer is now conducting a new marketing programme to locate an alternative buyer for this Aircraft. The Company has also directed the Servicer to market other Aircraft for sale in order to meet the ongoing Trust Note Sales Goals.

6.         To date, the Company has sold approximately $100,400,000 of Aircraft (measured by Initial Appraised Values as of 3 June 1996), and the Company is therefore not in compliance with the Trust Note Sales Goal for 27 June 2002. This was notified to ALPS certificate-holders in the ALPS Press Release of 7 November 2002, a copy of which is attached to this notice.

7.         The Company will continue to keep the Security Trustee informed of material developments on this issue.

_____________________________
SIGNED on behalf of

AIRCRAFT LEASE PORTFOLIO SECURITISATION 92-1 LIMITED

By: ___________________________

Name: _________________________

Title: __________________________

PRESS RELEASE

Aircraft Lease Portfolio Securitisation 92-1 Limited (“ALPS”) has continued to be adversely impacted by the reductions in airline traffic and yields that have continued throughout 2002.

According to The Airline Monitor, in the first quarter of 2002 Revenue Passenger Miles (“RPMs”) worldwide were 8.0% less than in the same period of 2001. In the United States, airlines reported a reduction of 9.1% in RPMs for the six months to June 2002 as compared to the first half of 2001. Continuing uncertainty about security and economic conditions is likely to mean that this trend in airline traffic will continue for the foreseeable future.

According to Airclaims, there were 1,195 western built commercial jet aircraft available for sale or lease in October 2002, approximately 6.8% of the entire world fleet of western built aircraft. While this is a decrease of 77 aircraft since mid May 2002, it is an increase of 269 available aircraft since September 2001 (or 1.5% of the world fleet).

Recently, the two major aircraft manufacturers, Airbus and Boeing, announced further reductions in their aircraft production, reflecting the reduced demand for aircraft by airlines. While the reduced production of new aircraft will help the current supply / demand imbalance, it is still expected to take several years of political and economic stability before the backlog of available capacity has been eliminated. In the meantime, demand for aircraft and aircraft leases is expected to remain weak and, as a result, lease rentals and aircraft values are expected to remain depressed.

The poor airline industry environment has continued to have an adverse impact on ALPS’ lessees, both existing and prospective. The environment has resulted in significantly reduced lease rental rates and lower aircraft values. Both have had an adverse impact on ALPS’ cash flows, particularly as ALPS is required to continue to sell its aircraft in order to meet the Trust Note Sales Goals set out in the Deed of Charge and as discussed below.

Rating Agency Action

On 30 October 2002, Moody’s announced that it was placing ALPS’ Class A, Class B and Class C Certificates (representing interests in the Class A, Class B and Class C Notes, respectively) on review for possible downgrade. Moody’s further stated in its release that it anticipates that following such review it is likely that the ratings of the Class C Certificates could fall substantially below investment grade. On 21 March 2002, Standard & Poor’s downgraded the ALPS Class D Certificates from “BB-” to “B+.” Standard & Poor’s continues to have the ALPS Class A, Class B, Class C and Class D Certificates on creditwatch with negative implications. Copies of the Moody’s announcement of 30 October 2002 and the Standard & Poor’s announcement of 21 March 2002 may be viewed at their respective web sites.

ALPS' current ratings on each class are as follows:

	Moody's	Standard & Poor's

Class A	Aa2/Review for Possible Downgrade	AA/Watch Neg.

Class B	A2/Review for Possible Downgrade	A/Watch Neg.

Class C	Baa2/Review for Possible Downgrade	BBB/Watch Neg.

Class D	Not rated	B+/Watch Neg.

RECEIVABLES / CASH FLOWS

The ALPS lessees have generally continued to perform according to the terms of their leases, despite the industry environment.

As of 31 October 2002, only one of ALPS’ lessees was late in its payments. The total amount outstanding from this lessee was approximately $16,000 and was in respect of a payment due on 10 October 2002.

However, as a result of the decrease in lease rental rates and market values referred to above (and discussed in greater detail in the most recent ALPS Annual Report on Form 20-F (the “Annual Report”) filed with the U.S. Securities and Exchange Commission on 21 December 2001), ALPS’ revenues have decreased significantly. In addition, ALPS has been obliged to enter into several “Power by Hour” leases, where its receipts are dependent on the lessees’ use of the aircraft. ALPS expects that this decrease in lease rentals and the depressed value of its aircraft will continue for the foreseeable future.

As a result, ALPS believes that it will not be able to pay interest on or repay the principal of the Class E Notes, pay some or all of the interest on the Class D Notes, repay any further principal of the Class D Notes and repay some of the principal of the Class C Notes.

Further, ALPS did not have sufficient funds to repay the Class A Notes on their expected final payment date of May 15, 2002 or to repay the Class B, Class C or Class D Notes on their expected final payment date of July 15, 2002. The Deed of Charge requires, to the extent ALPS does not repay principal on those Notes by such dates, that ALPS pay to the Class A, Class B and Class C Noteholders additional step-up interest of 0.50% per annum and to the Class D Noteholders additional step-up interest of 1.00% per annum for each month until the earlier of the date such Notes are repaid in full and their final maturity date of June 15, 2006. These additional interest costs would only be paid to the extent there are available collections in accordance with the priority of payments set forth in the Deed of Charge. ALPS’ has paid some step-up interest, but its current projections indicate that it will not have sufficient funds to pay any further step-up interest.

AIRCRAFT LEASES

The following table shows the lessees for each aircraft in the ALPS portfolio and the scheduled termination date for each lease as of 31 October 2002:

Aircraft Type	Lessee	Month and Year of Expiration

A320 - 200	Air Canada	March 2006
B737 - 400	Asiana	December 2003
B737 - 400	Travel Service	March 2005
B737 - 400	Off-Lease	N/A
B737 - 500	China Southern	March 2004
B757 - 200	Air 2000	April 2005
B767 - 300ER	Air Canada	March 2004
B767 - 300ER	Air Canada	May 2007
MD83	Meridiana	March 2004
MD83	Allegiant Air	October 2003

ALPS has entered into a non-binding letter of intent to lease the available B737-400 to a start-up airline, subject to receiving Rating Agency confirmation and ensuring that the lease meets the requirements of the Deed of Charge. Detailed negotiations are ongoing and ALPS currently expects delivery of the aircraft to the new lessee to take place by the end of November 2002. However, ALPS cannot give any assurance at this time that the negotiations will result in this aircraft being leased to this lessee or any other lessee any time soon. Prior to completion of this lease and delivery of the aircraft to its new lessee, ALPS will need to settle an approximately $1.8 million claim from Eurocontrol that is secured by a lien that Eurocontrol is entitled to exercise over the aircraft. This claim arises from the unpaid liabilities of a previous lessee of the aircraft.

ALPS’ B757-200 was redelivered by Britannia in August 2002. This aircraft was immediately placed on lease with Air 2000.

One of the ALPS MD83 aircraft was redelivered by BWIA during October 2002 in accordance with the terms of its lease. This aircraft was immediately placed on lease with Allegiant Air.

AIRCRAFT SALES

The Deed of Charge sets out the following Trust Note Sales Goals which require ALPS to sell its aircraft on an ongoing basis:

Aircraft to be Sold (measured by Initial Appraised Value as of 3 June 1996)	Date by which Sales Goals are to be Satisfied

$ 65,000,000	27 June 2001
$130,000,000	27 June 2002
$200,000,000	27 June 2003
$454,950,000	27 June 2004

ALPS was in compliance with and had exceeded the Trust Note Sales Goals as of 27 June 2001 and was required to sell a further $54,330,000 (measured by Initial Appraised Value as of 3 June 1996) worth of aircraft to be in compliance with the Trust Note Sales Goals as of 27 June 2002.

As discussed above, in the Annual Report and in the ALPS Press Release of 14 June 2002 the current market for sale of used aircraft is extremely poor and it is not clear when the market will improve. Nevertheless, in order to meet the Trust Note Sales Goals, following an extensive marketing effort by the Servicer, ALPS had entered into agreements to sell a B737-300 and an A320-200 aircraft to two separate purchasers by 27 June 2002.

The sale of the B737-300 on lease to Malev was completed on 1 October 2002. The agreed purchase price for this aircraft was $12,308,000 assuming a 27 June 2002 closing date. The ultimate purchase price was adjusted downward by $730,933 to reflect rent received by ALPS for this aircraft during the period between 27 June 2002 and 1 October 2002 after netting out notional interest on the purchase price which accrued to ALPS’ benefit during this period. The net cash proceeds were further adjusted downward to reflect accrued maintenance reserves of $3,358,536 transferred to the purchaser. The purchaser was a Class D Noteholder which exercised its preemption right to purchase the aircraft at 102% of the price agreed upon as at June 2002 by the prospective purchaser. The Class D Noteholder received the option to exercise this right because the agreed upon purchase price was below the Class D Note Target

Price of $17,252,908. The final purchase price was also below the Class C Note Target Price of approximately $14.7 million as at 21 May 2002.

Despite extensive efforts to complete the sale of the A320-200, we were informed by the purchaser on 5 November 2002 that it decided to not go forward with the transaction for reasons outside ALPS’ control. The Servicer is now conducting a new marketing program to locate an alternative buyer for this aircraft. ALPS has also directed the Servicer to market other aircraft for sale in order to meet the ongoing Trust Note Sales Goals.

To date, ALPS has sold approximately $100,400,000 (measured by Initial Appraised Value as of 3 June 1996) of aircraft and ALPS is therefore not in compliance with the Trust Note Sales Goals for 27 June 2002. Given the current environment for aircraft sales, ALPS can offer no assurance as to when it will comply with the Trust Notes Sales Goals for 2002 or for subsequent years.

Failure to comply with the Trust Note Sales Goals may, under certain circumstances, constitute an Event of Default under the Deed of Charge if such failure continues for 30 days or more after written notice thereof has been given to ALPS or the Security Trustee by holders of at least 25% of the aggregate outstanding principal balance of the Notes of any class which has been materially adversely affected by such failure.

The Deed of Charge further provides that if an Event of Default were to occur and be continuing (note that as reported in the Annual Report and certain subsequent Reports of Foreign Issuer on Form 6-K filed by ALPS with the Securities and Exchange Commission, a separate Event of Default has existed, from time to time, in the past regarding ALPS’ failure to pay interest owing to Class D Noteholders) an Enforcement Notice may only be served by 66 2/3% or more of the aggregate outstanding principal balance of the Directing Class, which will be Class A so long as any Class A Notes are outstanding.

The Deed of Charge provides that the failure to satisfy the Trust Note Sales Goals gives the Noteholders the right to replace the Servicer at the direction of Noteholders representing at least 75% of the aggregate outstanding principal balance of the Class A, Class B, Class C and Class D Notes. The Deed of Charge also provides that, subject to the pre-emption rights of the Class D and Class E Noteholders, at any time the Trust Note Sales Goals are not satisfied ALPS would be required to accept any Sale Offer for any aircraft if such offer was at or above the Class C Note Target Price.

Forward-Looking Statements and Defined Terms

This Press Release contains forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of such terms or similar terminology. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

All capitalized terms used in this Press Release and not defined herein have the meanings ascribed to them in the Annual Report or the Deed of Charge.

Each class of Notes has been issued pursuant to the Deed of Charge. Holders of each class of the Pass Through Certificates, Series A referenced on the cover page of the Annual Report derive their right to payments from the payments due on the related class of the Notes. Therefore, all references to Noteholders, Notes and any class thereof throughout this Press

Release should be read to apply equally to the Certificateholders, Certificates and any class thereof, respectively.

FURTHER INFORMATION

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland

Phone: Fax: E-mail:	+ 353 1 231 1900 + 353 1 231 1901 colm.barrington@babcockbrown.com

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

DISTRIBUTIONS IN DOLLARS

CLASS	ORIGINAL FACE VALUE	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	REALIZE LOSSES	ACCRETED INTEREST	CURRENT PRINCIPAL BALANCE

A	25,000,000.00	11,162,926.39	20,859.17	856,611.31	0.00	877,470.48	0.00	0.00	10,306,315.08
A	60,000,000.00	26,791,023.17	50,062.00	2,055,867.14	0.00	2,105,929.14	0.00	0.00	24,735,156.03
A	160,673,000.00	71,743,234.59	134,060.21	5,505,372.37	0.00	5,639,432.58	0.00	0.00	66,237,862.22
B	56,868,750.00	47,253,750.00	111,899.51	1,753,027.53	0.00	1,864,927.04	0.00	0.00	45,500,722.47
B	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
C	50,044,500.00	41,583,300.00	112,794.70	0.00	0.00	112,794.70	0.00	0.00	41,583,300.00
D	40,945,500.00	34,022,700.00	361,491.19	0.00	0.00	361,491.19	0.00	0.00	34,022,700.00
E-1	82,918,250.00	82,918,250.00	0.00	0.00	0.00	0.00	0.00	0.00	82,918,250.00
E-2	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

TOTALS	476,450,000.00	315,475,184.15	791,166.78	10,170,878.35	0.00	10,962,045.13	0.00	0.00	305,304,305.80

FACTOR INFORMATION PER $1000 OF ORIGINAL FACE

PASS-THRU RATES

CLASS	CUSIP	PRIOR PRINCIPAL BALANCE	INTEREST	PRINCIPAL	PREMIUM	TOTAL	CURRENT PRINCIPAL BALANCE	CURRENT	NEXT

A	02109PAA8	446.517056	0.834367	34.264452	0.000000	35.098819	412.252603	2.670000%	2.251250%
A	U02029AA1	446.517053	0.834367	34.264452	0.000000	35.098819	412.252601	2.670000%	2.251250%
A	02109PAE0	446.517054	0.834367	34.264452	0000000	35.098819	412.252601	2.670000%	2.251250%
B	021PAF7	830.926475	1.967680	30.825850	0.000000	32.793530	800.100626	3.250000%	2.831250%
B	U02029AB9	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	3.250000%	2.831250%
C	02109PAG5	830.926475	2.253888	0.000000	0.000000	2.253888	830.926475	3.650000%	3.231250%
D	02109PAH3	830.926475	8.828594	0.000000	0.000000	8.828594	830.926475	13.750000%	13.750000%
E-1	AL9601108	1,000.000000	0.000000	0.000000	0.000000	0.000000	1,000.000000	10.000000%	10.000000%
E-2	AL9601109	0.000000	0.000000	0.000000	0.000000	0.000000	0.000000	10.000000%	10.000000%

SELLER:	N/A	ADMINISTRATOR:	Michele Voon
SERVICER:	Babcock & Brown Limited		Deutsche Bank
LEAD UNDERWRITER:	Lehman Brothers		4 Albany Street
RECORD DATE:	October 31, 2002		New York, NY 10006
DISTRIBUTION DATE:	November 15, 2002	FACTOR INFORMATION:	(800) 735-7777

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date                  15-Nov-02

1.   COLLATERAL SUMMARY:

           1.1. DUE PERIOD           01-Oct-2002 to 31-Oct-2002

           1.2. ADDITIONAL REPORTED ITEMS

Initial Appraised Value of all Aircraft	--------------------------------------	353,300,000.00

Aircraft Book Value	--------------------------------------	286,084,675.00

Rentals, Interest and Other Payments in Arrears	--------------------------------------	15,887.00

Is there an existing Event of Default?	--------------------------------------	No

Number of Registration Defaults	--------------------------------------	0.00

Has an Enforcement Notice been Issued?	--------------------------------------	No

WFC Aircraft Sale Date	--------------------------------------	n/a

WFC Aircraft Payment Default Date	--------------------------------------	n/a

2. SUMMARY OF AVAILABLE FUNDS:

           2.1. COLLECTIONS
                  Interim deposits, withdrawals and transfers:

Rents, Interest, Deferred Debt & Other Lessee Payments	2,566,691.00

Swap Receipts	0.00

Collections applied to excess aircraft Maintenance Expenses	0.00

Interim withdrawal of Defaulted Rent from the Lease Maintenance Reserve Account or the Lease Security Deposit Account	0.00

Transfer of Maintenance Reserve Receipts to Lessee Funded Account	0.00

Transfer of Security Deposit Receipts to Lessee Funded Account	(147,957.00)

Proceeds from sale or other disposition of any Aircraft, Engine or other asset	11,577,067.00

Remaining Aircraft Purchase Account funds after Aircraft Sale Date	0.00

	Sub Total:	13,995,801.00

                  Payment Date deposits and transfers:
                      Investment Earnings:

Collections Sub Account	48,952.98
Expense Account	103.55
Aircraft Purchase Account	0.00
Class D Note Interest Reserve Account	643.57
Contingency Reserve Account	2,009.53
Maintenance Reserve Account	0.00
Security Deposit Account	0.00

Total Investment earnings for all accounts		51,709.63

Investment Earnings retained within Maintenance Reserve Account	0.00
Investment Earnings retained within Security Deposit Reserve Account	0.00

		0.00

	Sub Total:	14,047,510.63

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

ISSUE / COLLATERAL DETAIL REPORT

Distribution Date                  15-Jun-01

2. SUMMARY OF AVAILABLE FUNDS (cont.)

           2.1. COLLECTIONS (cont.)

After Enforcement Notice or Disposition of Last Aircraft Lessee Funded Account Transfers	0.00
After Enforcement Notice, Aircraft Purchase Acct. funds	0.00
Remaining amounts in the Aircraft Purchase Account transferred due to WFC Aircraft Delivery Termination Date or WFC Aircraft Payment Default Date	0.00

	Sub Total:	14,047,510.63

           Other Miscellaneous amounts
                 For any aircraft which has undergone a total loss or for
                 which the lease has been sold, conveyed or transferred:

Available Maintenance Reserves Amount	(3,358,536.00)
Available Security Deposit Amount	0.00

Miscellaneous Other Proceeds	0.00

Available Collections transferred to the Transaction Account:		10,688,974.63

          Reserve Account transfers

Maintenance Reserve Amount withdrawals from the Collection Sub-Account	0.00
Liquidity Reserve Amount withdrawals from the Collection Sub-Account	0.00
Amounts withdrawn from the Class D Interest Reserve Sub-Account	361,491.19
Amounts withdrawn from the Contingency Reserve Sub-Account	0.00

Total Amounts transferred to the Transaction Account:		11,050,465.82

           2.2. PAYMENTS FROM TRANSACTION ACCOUNT

*	Required Expense Amount plus Additional Company Expenses, Fees and Taxes	88,420.69
	Amounts transferred to the Collection Account for Maintenance Reserve Amount	0.00
	Swap Payments due to Swap Provider	0.00
	Amounts transferred to the Collection Account for Liquidity Reserve Amount	0.00
	Amounts transferred to the Class D Note Interest Reserve Account	0.00
	Aggregate Swap Breakage Costs	0.00
	Current plus prior unpaid Annual Dividends	0.00
	Deposit to the Lessee Funded Account for funds previously transferred from the Lessee	0.00
	Funded Account according to Clause 7.07(a)(iv) of the Deed of Charge	0.00

			88,420.69

	Payments to Noteholders		10,962,045.13

	Total payments from the Transaction Account:		11,050,465.82

*	Monthly withdrawal from Collection Account for Carotene Account	15,000.00

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

CERTIFICATE PAYMENTS DETAIL REPORT

Distribution Date                  15-Nov-02

1. PAYMENT CALCULATIONS SUMMARY:

           1.1. INDICES
                      Current LIBOR Index Rate                                  1.8000%
                      Next LIBOR Index Rate                                      1.3813%

           1.2. INTEREST AMOUNTS

CLASS	ACCRUED AND UNPAID INTEREST AMOUNTS

	Note	Other (1)	Total

A Note	204,981.38	258,569.43	463,550.81

B Note	111,899.51	80,725.15	192,624.66

C Note	112,794.70	71,038.14	183,832.84

D Note	361,491.19	433,743.76	795,234.95

E Note	39,577,001.93	0.00	39,577,001.93

	40,368,168.71	844,076.48	41,212,245.19

CLASS	UNPAID BALANCE

	Note	Other (1)	Total

A Note	0.00	258,569.43	258,569.43

B Note	0.00	80,725.15	80,725.15

C Note	0.00	71,038.14	71,038.14

D Note	0.00	433,743.76	433,743.76

E Note	39,577,001.93	0.00	39,577,001.93

	39,577,001.93	844,076.48	40,421,078.41

Notes: (1) "Other" includes Step-up, Default and Additional Interest.

           1.3. PRINCIPAL AMOUNTS

Class	Target Balance	Target Amount	Additional Principal	Target Amount Shortfall

A Note	101,279,333.33	8,417,850.82	0.00	0.00

B Note	44,162,500.00	3,091,250.00	0.00	1,338,222.47

C Note	38,863,000.00	2,720,300.00	0.00	2,720,300.00

D Note	31,797,000.00	2,225,700.00	0.00	2,225,700.00

		16,455,100.82	0.00	6,284,233.47

           1.4. OTHER AMOUNTS

a) Class D Note Unpaid Makewhole Premium Amount	0.00

b) Class E Contingent Interest Amount	0.00

c) Unpaid Annual Dividends Balance	1,500.00

Aircraft Lease Portfolio Securitization 96-1
Pass Through Trust

Statement To Certificateholders

ADDITIONAL ITEMS REPORT

Distribution Date                  15-Nov-02

1. ACCOUNT ACTIVITY SUMMARY:

           Note: Amounts reflect activity which has occurred during the relevant Due Period, as well as transfers resulting from the current Payment Date.

Name	Prior Balance	Deposits	Withdrawals	Adjustments	Balance

COLLECTION ACCOUNT
Collections Sub-Account	23,907,000.00	10,688,974.63	10,688,974.63	0.00	23,907,000.00
Expense Sub-Account	(0.00)	73,524.24	73,524.24	0.00	0.00
Aircraft Purchase Sub-Account	0.00	0.00	0.00	0.00	0.00
Class D Note Interest Reserve
Sub-Account	448,461.54	643.57	362,134.76	0.00	86,970.35
Contingency Reserve Sub-Account	1,400,000.00	2,009.53	2,009.53	0.00	1,400,000.00

TOTALS:	25,755,461.54	10,765,151.97	11,126,643.16	0.00	25,393,970.35

LESSEE FUNDED ACCOUNT
Segregated Maintenance Reserve Sub-Account	0.00	0.00	0.00	0.00	0.00
Segregated Security Deposit Sub-Account	0.00	147,957.00	0.00	0.00	147,957.00

TOTALS:	0.00	147,957.00	0.00	0.00	147,957.00

Amounts held in respect of the Liquidity Reserve Amounts within the Collection Account                                        23,907,000.00

2. MISCELLANEOUS:

           2.1. AIRCRAFT DETAILS

             Aircraft         Avg.                                                               Sale/
  Aircraft    Serial       Appraised       Date         Aircraft     Event       Event         Insurance
   Lessee     Number       Value (1)    Appraised      Book Value    Date      Description(2)  Proceeds
-----------------------------------------------------------------------------------------------------------
    N/A          127             0.00   30-Jun-2002           0.00  08/02/1999     $         5,525,217.00
 Air Canada      283    22,360,000.00   30-Jun-2002  26,551,702.50                                  -
    N/A         11287            0.00   30-Jun-2002           0.00  07/02/1999     $         12,646,518.00
    N/A         22381            0.00   30-Jun-2002           0.00  07/24/1997     $         35,000,000.00
   Asiana       23869   15,880,000.00   30-Jun-2002  19,174,880.00                               -
Travel Service  23870   17,380,000.00   30-Jun-2002  19,644,535.00                               -
Skynet Airlines 24519   19,160,000.00   30-Jun-2002  20,219,457.50                               -
China Southern  24898   15,830,000.00   30-Jun-2002  17,628,257.50                               -
    N/A         24914            0.00   30-Jun-2002           0.00  10/01/2002     $         11,577,067.00
 Air Canada     24952   43,170,000.00   30-Jun-2002  54,917,245.00                               -
 Air Canada     25000   44,590,000.00   30-Jun-2002  54,973,927.50                               -
  Britania      25054   29,680,000.00   30-Jun-2002  35,539,927.50                               -
 Meridiana      49785   13,960,000.00   30-Jun-2002  18,656,640.00                               -
Allegian Air    49786   14,620,000.00   30-Jun-2002  18,778,102.50                               -
-----------------------------------------------------------------------------------------------------------
                       236,630,000.00               286,084,675.00                           64,748,802.00

      Note:  (1) Appraised Values have been provided by: Avitas Inc., Aircraft Information Services Inc. and BK Associates Inc.
                 (2) Event Description Key: S= sold, L = loss and PDE = Premium Disposition Event.

                      2.2. AMENDMENTS TO THE LIST OF NON-ACCEPTABLE COUNTRIES

                            None

Aircraft Lease Portfolio Securitisation 92-1 Limited

Press Release

Rating Agency Action:

On 15 November 2002 Standard & Poor’s announced that it was lowering its ratings on each of the Company’s classes of certificates rated by Standard & Poor’s and removing them from Creditwatch. The Standard & Poor’s downgrades are as follows:

Class A B C D	To A+ BBB+ BB- CCC+	From AA/Watch Neg A/Watch Neg BBB/Watch Neg B+/Watch Neg

On 15 November 2002 Moody’s announced that it was lowering its ratings on each of the Company’s classes of certificates rated by Moody’s. The Moody’s downgrades are as follows:

Class	To	From

A B C	Aa3 Baa3/Review for Possible Downgrade Caa1	Aa2/Review for Possible Downgrade A2/Review for Possible Downgrade Baa2/Review for Possible Downgrade

Copies of the announcements of these downgrades by Standard & Poor’s and Moody’s may be viewed at their respective web sites.

Further Information

For further information you may contact the Servicer at the address below.

Colm Barrington
Babcock & Brown Limited
West Pier
Dun Laoghaire
Co Dublin
Ireland

Phone: Fax: E-mail:	+ 353 1 231 1900 + 353 1 231 1901 colm.barrington@babcockbrown.com

19 November 2002